November 15, 2010

Larry Spirgel, Assistant Director
John Harrington, Attorney Advisor
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Re:	Sumotext, Inc.
Form 8-K
Filed October 29, 2010
File No. 000-53785

Dear Mr. Spirgel and Mr. Harrington,

We have reviewed your letter dated November 4, 2010, regarding Sumotext, Inc. (the “Company”, “we”, “our”) and our Form 8-K, filed October 29, 2010, and are responding herein.  We respectfully disagree with your comment, and do not believe your comment applies to our facts and circumstances.  Therefore, we do not believe an amendment is appropriate at this time.  Your comment as well as our response is addressed as follows:

General

1.
Please amend your Form 8-K to include the required financial statements and all information that would be required in a Form 10 registration statement upon consummation of the transaction.  See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K.  This information is required because we believe you were a shell company immediate prior to the transaction, which included the spin-off of your prior business.  Refer to Release No. 33-8587 (the adopting release related to the Use of Form S-8, Form 8-K, and Form 20-F By Shell Companies) which can be found on the internet at www.sec.gov/rules/final/33-8587.pdf.  In particular, we refer you to note 32 thereto and the related text.

Discussion

In Release No. 33-8587 (the “Release”), the Securities and Exchange Commission (the “SEC”) proposed to “to define the term ‘shell company’ as a company with no or nominal operations, and with no or nominal assets or assets consisting solely of cash and cash equivalents.”  See SEC Release No. 33-8587, p. 8.  The SEC further acknowledged that “we believe that the [proposed] definition reflects the traditional understanding of the term ‘shell company’ in the area of corporate finance.”  Id. at 10.“As adopted, Securities Act Rule 405 and Exchange Act Rule 12b-2 define a ‘shell company’ as a company, other than an asset-backed issuer, with: no or nominal operations; and either: 1) no or nominal assets; 2) assets consisting solely of cash and cash equivalents; or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.”Id. at 9.

In the current situation, the Company does not fall under the SEC’s definition of a shell company because at all times the Company has had more than nominal operations and more than nominal assets which consisted of more than cash and cash equivalents.  In the Release, the SEC did not define the term “nominal,” because the SEC believes that this term “is not inappropriately vague or ambiguous.”  Id.  Despite the fact that an actual dollar amount has not been associated with the term “nominal,” the Company’s operations and assets likely do not qualify as nominal.

The Company filed audited financial statements with the SEC for their fiscal years ending August 31, 2007, 2008, and 2009 (filed on Form S-1/A on March 19, 2009, and Form 10-K filed November 5, 2009).  These audited financials show revenue of $83,477 and $608,610, for the years ended August 31, 2008, and 2009, respectively.  Furthermore, these audited financials show assets in the amount of $208,607, $553,675, and $337,931, for the years ended August 31, 2007, 2008, and 2009, respectively.  Included in these total asset amounts is Property, Plant, and Equipment amounting to $169,129, $216,342, and $175,552, for the years ended August 31, 2007, 2008, and 2009, respectively.

The SEC requires “for purposes of [the shell] definition, the determination of a company’s assets must be based on the amounts that would be reflected on the company’s balance sheet prepared in accordance with U.S. generally accepted accounting principles on the date of that determination.”  As stated in the Company’s reports filed with the SEC, the Company prepares all of its financial information in accordance with these principles.  The Company is a fully reporting company, and has submitted audited financials for the fiscal year ended August 31, 2009 as well asunaudited quarterly financials.These filings all depict similar revenues and assets as those on their audited financials.  It seems highly unlikely that these amounts would qualify as nominal.

SEC has also stated that “shell companies do not operate businesses and, hence, rarely have employees.”  Id. at 4.  In contrast, upon the Company’s formation in 2007, the Company leased office space at #2 Innwood Circle, Little Rock, AR 72211 and hired four employees.  The Company has had continuous business operations since inception.  In fact, the Company currently has over 2,000 leased square feet of office space at 2100 Riverdale, Little Rock, AR 72211, with nine full-time employees and four full-time contractors.  The Company has over 600 active customers and expects to incur over $1,320,000 in annual revenue this year.

In note 32 of the Release, the SEC states, that in their “view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”  Id. at 10.However, again, this is not the case.  The Company initially decided to go public in an effort to raise capital and provide its shareholders with additional liquidity.  The Company did not go public with the intention to enter into a business combination and have the assets returned shortly after the business combination.

We further acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns regarding this letter please contact the Company’s legal counsel, David Rees of Vincent & Rees, via telephone at (801) 303-5730, or via facsimile at (801) 355-5005.  We hope to resolve this as quickly as possible.  Thank you for your attention to this matter.

Sincerely,

SUMOTEXT, INC.

/s/ Leif Andersen
Leif Andersen, CEO